UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

        For Period Ended: March 31, 2007

        |_| Transition Report on Form 10-K
        |_| Transition Report on Form 20-F
        |_| Transition Report on Form 11-K
        |_| Transition Report on Form 10-Q
        |_| Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Neah Power Systems, Inc.
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Full Name of Registrant


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Former Name if Applicable

22122 20th Avenue SE, Suite 161
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Address of Principal Executive Office (Street and Number)

Bothel, WA  98021
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense


    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton
         Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's quarterly report on Form 10-QSB for the quarterly period ended March 31, 2007, could not be filed within the prescribed period due to the Company's limited staff and financial resources, and the recently-completed underwritten offering subsequent event. Thus, the Company was unable to file the report in a timely manner without unreasonable effort or expense. In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, the Company will file its Form 10-QSB no later than the 5th calendar day following the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          John C. Kirkland, Esq.          (424)                202-6050
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                (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).     Yes  |X|   No |_|

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                       Yes |X|    No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The net loss for the three months ended March 31, 2007 is anticipated to approximate $2,100,000 as compared to a net loss of $1,564,000 in the 2006 first quarter. The increase of approximately $536,000 primarily consists of an increase in research and development expenses of approximately $260,000 due to an increase in headcount and salaries as development of our fuel cells continues and higher facilities costs; and an increase of approximately $206,000 in general and administrative expenses, consisting primarily of an increase in professional fees and financing costs, and there was an increase in interest expense of approximately $70,000 due to higher debt and loan discount amortization.

      The results for the three months ended March 31, 2007 are subject to further review and adjustment.


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                           Neah Power Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 15, 2007                      By  /s/ David Barnes
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                                           David Barnes
                                           Chief Financial Officer


---------------------------------ATTENTION--------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).
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